SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1. Considers the stock split in the proportion 1:5 as approved in the EGM of April 28, 2026 2. Excluding construction margin, financial asset, R$ 68 mn non-recurring costs related to Jaguaré incident and EMAE Earnings Release 2Q26 Page 1 August 12, 2026 • 2Q26 adjusted EPS¹ of R$0.33 versus R$0.57 in 2Q25 • R$3.7 bn Capex in 2Q26 aimed at universal access, +4% y/y CEO Message The second quarter of 2026 was marked by continued execution of Sabesp's transformation agenda. During the period, we advanced on the strategic priorities that will shape the Company's future, with a particular focus on improving customer satisfaction, one of our key values, by strengthening service quality and enhancing operational reliability. These initiatives are central to our strategy and reflect our unwavering commitment to build a more efficient and customer-centric utility. As part of this effort, we have accelerated changes across our customer service channels, including the upgrade of service platforms, investments in digital capabilities and customer support. We also expanded proactive customer engagement initiatives through targeted communication. While these actions contributed to higher upfront costs in the quarter, they represent investments designed to improve customer experience, service quality and support operational efficiency over time. In addition, our chemicals suffered from inflationary pressures. Transformation remains firmly on track. Our expectation continues to be on investing close to R$20 billion in CapEx in the year, supporting the acceleration of universalization, quality of service and greater operational resilience. We are confident in delivering U-Factor targets for the year. We are building a stronger and more resilient Sabesp. The investments and decisions we are making today are designed to elevate customer experience, strengthen our operating platform and create lasting value for all stakeholders. Consolidated Results For the quarter ended June 30, 2026, Sabesp reported adjusted earnings per share¹ of R$0.33, compared with R$0.57 in the same period of the prior year. While the Company continued to advance its transformation plan and universalization agenda, results were affected by a combination of revenue and cost pressures, higher funding costs and a strong lapping from the prior year, which are described below. Revenue was impacted by lower per capita consumption, driven by milder temperatures during the quarter, and by changes in customer mix associated with the continued expansion of access to low-income discount rates. Operating costs and expenses increased by 24.5%, mainly driven by: (i) 39.0% increase y/y in services related to investments in customer service: call center, communications, etc (ii) 977% increase y/y in general expenses reflecting favorable legal rulings and case dismissals recorded in the prior-year period (~R$200 million) (iii) 97% increase y/y in treatment supplies affected by inflationary pressures on key inputs arising from the current geopolitical environment. The financial result reflected a higher net debt balance (R$34 billion in 2Q26 versus R$23 billion in 2Q25). Further details on these drivers are provided in the following sections of this report. As a result, Adjusted EBITDA² totaled R$3,503 million, down 3.2% year-over-year, while Adjusted Net Income² totaled R$1,150 million, down 41.2% year-over-year. Execution of Sabesp’s transformation plan remained strong throughout the quarter. The Company invested R$7.5 billion in 1H26 (R$3.7 billion in 2Q26), up 15.6% year-over-year, supporting the acceleration of universalization projects. Earnings Conference Call Will be held on August 13, 2026, at 10:00 AM (Brasília time). Access link is available at the Company’s Investor Relations website. The presentation has been made available at the same website. An audio recording of the call will be posted at the same website. Earnings Release 2Q26 Page 2 REPORTED INCOME STATEMENT (CONSOLIDATED) R$ mn 2Q26 2Q25 Var. (R$) % YTD26 YTD25 Var. (R$) % Revenue from Operations 6,536 6,187 349 5.6 12,902 12,306 596 4.8 FAUSP 0 (203) 204 (100.2) 41 (404) 444 (110.1) Financial Asset 471 272 199 72.9 813 692 121 17.4 Sales Tax (589) (374) (215) 57.4 (1,006) (876) (130) 14.8 Energy Revenue 174 - 174 - 174 - 174 - (=) Net Sanitation Revenue 6,593 5,882 711 12.1 12,924 11,719 1,205 10.3 Construction Revenue 3,616 3,083 533 17.3 7,250 5,672 1,578 27.8 (=) Net Revenue 10,209 8,965 1,244 13.9 20,174 17,391 2,783 16.0 Construction Costs (3,603) (3,083) (520) 16.9 (7,236) (5,672) (1,564) 27.6 Operating Costs and Expenses (2,761) (2,035) (727) 35.7 (5,002) (4,474) (528) 11.8 Other Operating Income/(Expense), net 44 29 15 49.5 25 47 (22) (47.3) Minority Interest 18 13 5 34.6 26 25 2 6.2 (=) EBITDA 3,906 3,890 17 0.4 7,987 7,317 670 9.2 (%) Margin 38% 43% - (5.1) 40% 42% - (2.5) Depreciation and Amortization (738) (543) (195) 35.9 (1,436) (1,127) (309) 27.4 (=) EBIT 3,168 3,346 (178) (5.3) 6,551 6,190 361 5.8 Net Financial Result (1,017) (118) (898) 759.4 (2,042) (711) (1,331) 187.1 (=) EBT 2,151 3,228 (1,076) (33.3) 4,509 5,479 (970) (17.7) Income Tax (687) (1,092) 405 (37.1) (1,296) (1,861) 565 (30.4) (=) Net Income 1,464 2,136 (672) (31.4) 3,213 3,618 (405) (11.2) (%) Margin 14% 24% - (9.5) 16% 21% - (4.9) EPS (R$)* 0.42 0.62 - - 0.91 1.06 - - * Includes EMAE Earnings Release 2Q26 Page 3 ADJUSTED INCOME STATEMENT (CONSOLIDATED) R$ mn 2Q26 Adjustments 2Q26 Adjusted 2Q25 Adjusted Var. (R$) % Financial Asset Construction Non-Recurring EMAE Revenue from Operations 6,536 - - - - 6,536 6,187 349 5.6 FAUSP 0 - - - - 0 (203) 204 (100.2) Financial Asset 471 471 - - - - - - - Sales Tax (589) (44) - - (22) (523) (349) (174) 49.9 Energy Revenue 174 - - - 174 - - - - (=) Net Sanitation Revenue 6,593 427 - - 152 6,013 5,635 379 6.7 Construction Revenue 3,616 - 3,558 - 58 0 - 0 - (=) Net Revenue 10,209 427 3,558 - 210 6,013 5,635 379 6.7 Construction Costs (3,603) - (3,558) - (45) (0) - (0) - Operating Costs and Expenses (2,761) - - (68) (176) (2,518) (2,043) (476) 23.3 Other Operating Income/(Expense), net 44 - - - 54 (10) 12 (22) (178.9) Minority Interest 18 - - - - 18 13 5 34.6 (=) EBITDA 3,906 427 (0) (68) 44 3,503 3,617 (114) (3.2) (%) Margin 38% - - - 21% 58% 64% - (5.9) Depreciation and Amortization (738) - - - (7) (731) (543) (188) 34.5 (=) EBIT 3,168 427 (0) (68) 36 2,772 3,074 (302) (9.8) Net Financial Result (1,017) - - - 59 (1,076) (118) (958) 809.6 (=) EBT 2,151 427 (0) (68) 96 1,696 2,956 (1,260) (42.6) Income Tax (687) (145) - 23 (19) (546) (999) 454 (45.4) (=) Net Income 1,464 282 (0) (45) 77 1,150 1,956 (806) (41.2) (%) Margin 14% - - - 36% 19% 35% - (15.6) EPS (R$)* 0.42 - - - - 0.33 0.57 - - * Balance adjusted by construction revenue/cost Non‑recurring effects on 2Q26 EBITDA: R$(68) million, mainly related to the Jaguaré incident. Earnings Release 2Q26 Page 4 ADJUSTED NET REVENUE Adjusted net revenue from sanitation services, considering FAUSP and taxes, totaled R$ 6,013 mn in 2Q26, an increase of +6.7% vs 2Q25. The main factors that impacted revenue in the period were: • +8.7% in net price: +9.9% rate phase-in, offset by higher reforms; • +1.1% in volume: New units +1.0%; metering upgrade +0.6% and weather (1.1)%; • (3.1)% in mix: customer categories mix (2.3)%, customer consumption band mix (0.6)% linked to weather. CONSUMPTION BY CATEGORY Billed Volume (millions of m³) Average Rate (R$/m³) Category 2Q26 2Q25% 2Q26 2Q25 % Residential 954 931 2.5 4.34 4.01 8.3 Commercial 98 100 (2.3) 15.58 13.97 11.5 Industrial 17 18 (6.8) 21.72 18.26 18.9 Total Retail 1,069 1,049 1.8 5.65 5.21 8.4 Wholesale² 13 13 (2.2) 3.09 2.77 11.6 Others¹,² 26 36 (28.3) 22.49 14.78 52.2 Total 1,108 1,099 0.8 6.01 5.49 9.4 Billed Volume (millions of m³) Average Rate (R$/m³) Category YTD26 YTD25 % YTD26 YTD25 % Residential 1,903 1,870 1.8 4.33 4.11 5.2 Commercial 192 198 (2.8) 15.52 14.50 7.1 Industrial 34 37 (7.7) 21.27 18.66 14.0 Total Retail 2,130 2,105 1.2 5.61 5.34 5.0 Wholesale² 26 26 (2.6) 3.05 2.77 10.4 Others¹,² 49 66 (25.9) 21.86 15.51 40.9 Total 2,204 2,197 0.3 5.94 5.62 5.8 (1) Others are composed of Public, Company-Owned Buildings, and Mauá (BRK). (2) Wholesale and Others in 2025 was adjusted to incorporate the amount related to Olímpia. Number of connections in thousands¹ 2Q26 2Q25 Var. % Water¹ 9,487 9,506 (19.2) (0.2) Sewage¹ 8,230 8,239 (9.0) (0.1) (1) Active and registered connections, average at the end of the period Not audited by external auditors Earnings Release 2Q26 Page 5 COST AND EXPENSE In 2Q26, Costs and Expenses totaled R$ 2,528 mn, a 24.5% increase compared to R$ 2,030 mn recorded in 2Q25, which was mainly driven by: (i) R$ (238) mn in Services, mainly associated with the Company’s customer focus strategy, including, among others, investments in new and refurbished stores, a new call center provider, a dedicated customer experience team, and marketing outreach to consumers; (ii) R$ (143) mn in General Expenses mainly driven by legal victories/dismissals in 2Q25; (iii) R$ (83) mn in Treatment Supplies mainly driven by inflationary pressures due to geopolitical environment and global supply chain disruptions. R$ mn 2Q26 Adjusted 2Q25 Adjusted Var. (R$) % YTD26 Adjusted YTD25 Adjusted Var. (R$) % Personnel (677) (672) (6) 0.8 (1,162) (1,326) 164 (12.4) General Supplies (54) (39) (15) 39.1 (177) (109) (68) 62.7 Treatment Supplies (169) (86) (83) 97.2 (332) (244) (88) 36.0 Services (848) (610) (238) 39.0 (1,554) (1,306) (248) 19.0 Power (410) (401) (9) 2.2 (794) (842) 47 (5.6) General Expenses (157) (15) (143) 977.0 (447) (278) (168) 60.5 Tax Expenses (38) (24) (14) 57.2 (76) (45) (31) 68.3 Allowance for Doubtful Accounts (164) (195) 32 (16.3) (217) (342) 125 (36.5) Other Revenues and Expenses (10) 12 (22) (178.9) (13) 30 (43) (141.2) Costs and Expenses (2,528) (2,030) (498) 24.5 (4,771) (4,461) (310) 6.9 Depreciation and Amortization (731) (543) (188) 34.5 (1,428) (1,127) (302) 26.8 Costs, Expenses, Depreciation and Amortization (3,259) (2,574) (685) 26.6 (6,200) (5,588) (611) 10.9 PERSONNEL Sabesp ended 2Q26 with 8,914 employees, a 3% reduction vs the same period of the previous year and a 3.7% reduction when considering the average number of employees. The upside from headcount reduction was offset by 4.4% wage inflation. Number of employees 2Q26 2Q25 Var. (Qty.) % Employees at the end of each period 8,914 9,190 (276) (3.0) Employees - simple average 8,961 9,305 (344) (3.7) CAPITAL EXPENDITURES In 2Q26, Capex totaled R$ 3,731 mn, an increase of 3.6% compared to the same period of the previous year. Investments in 1H26 reached R$ 7,458 mn, a 15.6% increase y/y. R$ mn 2Q26 2Q25 Var. (R$) % YTD 26 YTD 25 Var. (R$) % Water 1,050 1,044 6 0.6 2,293 1,659 634 38.2 Sewage 2,680 2,557 123 4.8 5,165 4,793 373 7.8 Total 3,731 3,601 130 3.6 7,458 6,452 1,006 15.6 Earnings Release 2Q26 Page 6 BALANCE SHEET (CONSOLIDATED) ASSETS 2Q26 4Q25 Current assets Cash and Equivalents 4,243,477 4,663,226 ST Investments 13,197,409 7,707,745 Trade Receivables 3,944,785 4,413,449 Related Parties 283,701 276,388 Inventories 74,020 22,061 Restricted Cash 27,889 9,575 Taxes 1,730,936 1,295,310 Held for Sale 48,150 26,864 Other Assets 344,024 141,892 Total Current Assets 23,894,391 18,556,510 Fixed and LT Assets Trade Receivables 372,740 258,544 Financial Asset (Indemnity) 22,862,262 - Contract Asset (Construction in Progress) 19,009,196 - Related Parties 844,573 862,782 Legal Deposits 226,998 120,021 Deferred Income Tax and Social Contribution 41,809 - Taxes to be Recovered 278,225 - ANA (Agência Nacional de Águas) 2,353 - Investments 254,968 254,358 Non-Operating Property 328,065 49,933 Contract Asset (Construction in Progress) - 11,018,516 Financial Asset (Indemnity) - 21,665,330 Intangible 50,320,213 50,492,473 PP&E 1,142,496 890,791 Other Assets 28,479 33,509 Total Non-Current Assets 95,712,377 85,646,257 Total Assets 119,606,768 104,202,767 LIABILITIES AND EQUITY 2Q26 4Q25 Current liabilities Trade Payables 2,664,009 2,400,046 Services Payable 3,088,342 2,772,416 ST Debt 5,289,831 5,092,816 Labor 455,784 699,629 Tax 641,755 615,592 Sales Tax 81,836 89,049 Dividends and IoC 441,222 2,059,850 Legal Accruals 331,462 1,370,013 Public-Private Partnership 477,241 469,687 Derivatives 2,293,799 661,421 Performance Agreements 190,977 120,776 Concession investment Obligations (ANEEL) 36,882 - Bonds with Drawn Risk 3,311 - Others 248,597 201,619 Total Current Liabilities 16,245,048 16,552,914 Non-Current Liabilities LT Debt 46,367,971 35,049,531 Earnings Release 2Q26 Page 7 Tax 2,502,237 3,129,908 Sales Tax 1,267,065 1,191,916 Legal Accruals 1,816,980 533,399 Pension 2,401,963 2,140,161 Public-Private Partnership 2,844,977 2,856,008 Performance Contracts 2,133 6,151 Others 231,728 341,655 Concession Investment Obligations (ANEEL) 616,380 - Total Non-Current Liabilities 58,051,434 45,248,729 Total Liabilities 74,296,482 61,801,643 Equity Capital Stock 21,379,216 21,210,000 Capital Reserves 92,062 30,219 Earnings Reserves 21,348,996 21,518,212 Treasury Shares (472,000) (475,385) Other Comprehensive Income 117,616 118,078 Retained Earnings/Accumulated Losses 2,707,938 - Total Equity - Controlling Shareholders 45,173,827 42,401,124 Interest of Non- Controlling Shareholders 136,459 - Total Equity 45,310,286 42,401,124 Total Equity and Liabilities 119,606,768 104,202,767 STATEMENT OF CASH FLOWS (CONSOLIDATED) R$ ‘000 2Q26 2Q25 Cash flows from operations 3,646,304 4,142,674 Earnings before Tax 2,151,457 3,227,841 Adjustments on Net Income: Depreciation and Amortization 738,250 543,366 Fixed Assets Write-Off (153) 1,937 Allowance for Doubtful Accounts 163,614 187,392 Accruals and Inflation over Accruals 108,028 (467,521) Interest Owed 1,413,806 572,303 Interest and Inflation Adjustments, net (691,475) (226,688) Derivatives 122,162 28,534 Financial Charges from Customers (111,337) (92,769) Equity Pick-Up (17,743) (13,181) PPP Interest and Inflation 122,065 142,573 SP City Transfers 165,223 147,832 Pension 51,342 71,203 Deferred Sales Tax on Financial Assets (Indemnity) 43,544 25,179 Update of financial asset (Indemnity) (475,421) (272,207) Others (137,058) 266,880 3,646,304 4,142,674 Changes in Assets Trade Receivables 641,683 2,114 Related Parties 29,540 6,508 Inventory 70,582 94,268 Tax (28,031) 36,532 Escrow (36,446) 38,092 Others (157,107) 23,820 Changes in Liabilities Trade Payables 462,689 1,199,579 Earnings Release 2Q26 Page 8 Services Payables 321,377 (222,425) Labor 179,964 (577,121) Income Tax (61,524) 54,100 Sales Tax 5,055 15,332 Accruals (51,977) (76,479) Pension (80,060) (65,792) Others (11,721) (70,302) Cash from Operations 4,930,328 4,600,900 Interest Paid (703,148) (438,411) Income Tax (861,116) (981,915) Free Cashflow from Operations 3,366,064 3,180,574 Cashflow from Investments Contract, Intangible Assets and PP&E (3,475,312) (4,328,718) Restricted Cash (9,515) (18,917) Financial Investments – Investment (5,121,087) (6,981,923) Financial Investments – Withdrawal 7,249,114 8,007,418 Interest Received 817,265 289,692 Investment 7,456 - Acquisition of Joint Venture Control, Net of Cash Acquired (30,662) - Equity Redemption/(Injection) in Subsidiaries (570) Free Cashflow from Investments (562,741) (3,033,018) Cashflow from Financing Activity Borrowings Debt Issuance 368,035 3,550,714 Amortization (337,030) (244,131) Payment of Interest on Equity (1,687,301) (2,363,777) Acquisition of Non-Controlling Interests (7,100) - PPP (124,827) (138,456) Derivatives (311,863) (31,043) Free Cashflow from Financing Activities (2,100,086) 773,307 Increase / (Decrease) in Cash and Cash Equivalents in the Period 703,237 920,863 Represented by: Cash and Equivalents BoP 3,540,240 3,640,153 Cash and Equivalents EoP 4,243,477 4,561,016 Increase / (Decrease) in Cash and Cash Equivalents in the Period 703,237 920,863

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 12, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.